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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017

		(restated – note 3)		(restated – note 3)
Revenues and Other Income

Operating revenues, net of royalties (note 4)	10 847	7 963	29 981	22 981

Other income (note 5)	16	43	60	84

	10 863	8 006	30 041	23 065

Expenses

Purchases of crude oil and products	3 902	2 875	10 805	8 348

Operating, selling and general	2 644	2 250	7 876	6 766

Transportation	348	238	957	755

Depreciation, depletion, amortization and impairment	1 504	1 281	4 319	4 113

Exploration	22	13	73	78

Gain on disposal of assets (notes 13, 14 and 18)	(107)	(5)	(274)	(555)

Financing expenses (income) (note 7)	85	(323)	1 190	(471)

	8 398	6 329	24 946	19 034

Earnings before Income Taxes	2 465	1 677	5 095	4 031

Income Tax Expense

Current	493	218	1 242	809

Deferred	160	170	280	146

	653	388	1 522	955

Net Earnings	1 812	1 289	3 573	3 076

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(66)	(100)	99	(206)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes	93	52	212	53

Other Comprehensive Income (Loss)	27	(48)	311	(153)

Total Comprehensive Income	1 839	1 241	3 884	2 923

Per Common Share (dollars) (note 9)

Net earnings – basic	1.12	0.78	2.19	1.85

Net earnings – diluted	1.11	0.78	2.18	1.84

Cash dividends	0.36	0.32	1.08	0.96

See accompanying notes to the interim consolidated financial statements.
2018 THIRD QUARTER Suncor Energy Inc. 43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2018	December 31 2017

Assets

Current assets

Cash and cash equivalents	2 332	2 672

Accounts receivable	4 110	3 281

Inventories	3 761	3 468

Income taxes receivable	178	156

Total current assets	10 381	9 577

Property, plant and equipment, net	74 160	73 493

Exploration and evaluation	2 288	2 052

Other assets (note 18)	1 305	1 211

Goodwill and other intangible assets	3 058	3 061

Deferred income taxes	174	100

Total assets	91 366	89 494

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 989	2 136

Current portion of long-term debt	334	71

Accounts payable and accrued liabilities	6 592	6 203

Current portion of provisions	601	722

Income taxes payable	629	425

Total current liabilities	11 145	9 557

Long-term debt	13 354	13 372

Other long-term liabilities (notes 11 and 15)	2 261	2 412

Provisions (note 12)	6 855	7 237

Deferred income taxes	11 951	11 533

Equity	45 800	45 383

Total liabilities and shareholders' equity	91 366	89 494

See accompanying notes to the interim consolidated financial statements.
44 2018 THIRD QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017

Operating Activities

Net Earnings	1 812	1 289	3 573	3 076

Adjustments for:

Depreciation, depletion, amortization and impairment	1 504	1 281	4 319	4 113

Deferred income tax expense	160	170	280	146

Accretion	67	62	199	184

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(216)	(441)	402	(845)

Change in fair value of financial instruments and trading inventory	7	45	(31)	112

Gain on disposal of assets (notes 13, 14 and 18)	(107)	(4)	(274)	(426)

Loss on extinguishment of long-term debt (note 7)	—	—	—	25

Share-based compensation	38	139	(29)	(85)

Exploration	—	—	—	41

Settlement of decommissioning and restoration liabilities	(106)	(66)	(365)	(255)

Other	(20)	(3)	91	37

Decrease (increase) in non-cash working capital	1 231	440	(625)	88

Cash flow provided by operating activities	4 370	2 912	7 540	6 211

Investing Activities

Capital and exploration expenditures	(1 206)	(1 695)	(4 259)	(4 930)

Acquisitions (notes 16, 17 and 18)	(14)	—	(1 205)	—

Proceeds from disposal of assets (notes 13, 14 and 18)	48	54	52	1 531

Other investments (note 18)	(32)	(15)	(116)	(14)

(Increase) decrease in non-cash working capital	(98)	(109)	290	(72)

Cash flow used in investing activities	(1 302)	(1 765)	(5 238)	(3 485)

Financing Activities

Net change in short-term debt	(1 230)	98	749	925

Net change in long-term debt	(19)	(14)	(54)	(1 768)

Issuance of common shares under share option plans	26	29	282	105

Purchase of common shares (note 10)	(889)	(282)	(1 887)	(578)

Distribution relating to non-controlling interest	(2)	—	(4)	—

Dividends paid on common shares	(582)	(531)	(1 759)	(1 598)

Cash flow used in financing activities	(2 696)	(700)	(2 673)	(2 914)

Increase (Decrease) in Cash and Cash Equivalents	372	447	(371)	(188)

Effect of foreign exchange on cash and cash equivalents	(23)	(42)	31	(71)

Cash and cash equivalents at beginning of period	1 983	2 352	2 672	3 016

Cash and Cash Equivalents at End of Period	2 332	2 757	2 332	2 757

Supplementary Cash Flow Information

Interest paid	88	111	501	609

Income taxes (received) paid	(2)	155	662	274

See accompanying notes to the interim consolidated financial statements.
2018 THIRD QUARTER Suncor Energy Inc. 45

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2016	26 942	588	1 007	16 093	44 630	1 667 914

Net earnings	—	—	—	3 076	3 076	—

Foreign currency translation adjustment	—	—	(206)	—	(206)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $20	—	—	—	53	53	—

Total comprehensive (loss) income	—	—	(206)	3 129	2 923	—

Issued under share option plans	134	(30)	—	—	104	2 982

Purchase of common shares for cancellation (note 10)	(233)	—	—	(345)	(578)	(14 441)

Change in liability for share purchase commitment	(53)	—	—	(91)	(144)	—

Share-based compensation	—	41	—	—	41	—

Dividends paid on common shares	—	—	—	(1 598)	(1 598)	—

At September 30, 2017	26 790	599	801	17 188	45 378	1 656 455

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net earnings	—	—	—	3 573	3 573	—

Foreign currency translation adjustment	—	—	99	—	99	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $78	—	—	—	212	212	—

Total comprehensive income	—	—	99	3 785	3 884	—

Issued under share option plans	354	(72)	—	—	282	7 833

Purchase of common shares for cancellation (note 10)	(609)	—	—	(1 278)	(1 887)	(37 700)

Change in liability for share purchase commitment (note 10)	(38)	—	—	(103)	(141)	—

Share-based compensation	—	38	—	—	38	—

Dividends paid on common shares	—	—	—	(1 759)	(1 759)	—

At September 30, 2018	26 313	533	908	18 046	45 800	1 611 116

See accompanying notes to the interim consolidated financial statements.
46 2018 THIRD QUARTER Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2017.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2017 and for the adoption of the new accounting pronouncements described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2017.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is substantively enacted.

3. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

Impact of the application of IFRS 9

Effective January 1, 2018, the company adopted IFRS 9 Financial Instruments (IFRS 9) which replaces the multiple classification and measurement models for financial assets under IAS 39 Financial Instruments (IAS 39) with a new model that has two measurement categories: amortized cost and fair value through profit or loss (FVTPL). This determination is made at initial recognition. For financial liabilities, the new standard retains most of the IAS 39 requirements; however, the main change arises in cases where the company chooses to designate a financial liability as FVTPL. In these situations, the portion of the fair value change related to the company's own credit risk is recognized in other comprehensive income rather than net earnings. As a result of adopting IFRS 9, the company's financial assets classified as loans and receivables at December 31, 2017 have been reclassified to financial assets at amortized cost; however, there is no impact to the measurement of these financial assets. There were no changes to the classifications of the company's financial liabilities. The classification and measurement guidance was adopted retrospectively in accordance with the transitional provisions of IFRS 9.

2018 THIRD QUARTER Suncor Energy Inc. 47

The company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the company's risk management objectives for financial and non-financial risk exposures. IFRS 9 also allows the company to hedge risk components of non-financial items which meet certain measurability or identifiable characteristics. The company does not apply hedge accounting to any of its derivative instruments at this time.

After adoption of IFRS 9, the company's accounting policies are substantially the same as at December 31, 2017 and there is no impact on net earnings, except for the change in financial asset categories as discussed above.

Impact of the application of IFRS 15

On January 1, 2018, the company adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) using the retrospective method, which sets out guidelines for the recognition of revenue.

IFRS 15 replaces IAS 18 Revenue and presents a new single model for recognition of revenue from contracts with customers. The model features a contract-based five-step analysis of transactions to determine the nature of an entity's obligation to perform and whether, how much, and when revenue is recognized.

Under IFRS 15, the revenue from the sale of commodities and other operating revenue the company earns represent contractual arrangements with customers. The company recognizes revenue when title of the product is transferred to the buyer and collection is reasonably assured in accordance with specified contract terms. All operating revenue is generally earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customers.

The company has reviewed its sources of revenue and major contracts with customers using the guidance found in IFRS 15 and determined there are no material changes to the timing and measurement of the company's revenue in the reporting period, as compared to the provisions of the previous standard. In accordance with the new standard, the company assessed its principal versus agent requirements and the impact was a decrease in revenue, with a corresponding decrease to Operating, Selling and General expense and a decrease in Transportation expense, resulting in no impact on the company's consolidated net earnings.

Adjustments to Consolidated Statements of Comprehensive Income

($ millions, decrease)	For the three months ended September 30 2017	For the nine months ended September 30 2017

	IFRS 15
Revenues and Other Income

Operating revenues, net of royalties	(23)	(70)

Expenses

Operating, selling and general	(14)	(44)

Transportation	(9)	(26)

Net Earnings	—	—

Total Comprehensive Income	—	—

(b) Recently Announced Accounting Pronouncements Update

Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which replaces the existing leasing standard IAS 17 Leases (IAS 17) and requires the recognition of leases on the balance sheet, with optional exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company will adopt the standard on the effective date of January 1, 2019 and has selected the modified retrospective transition approach. The company has also elected to apply the optional exemptions for short-term and low-value leases. IFRS 16 will have an impact on the following components of the consolidated financial statements of the company.

Consolidated Balance Sheets:   IFRS 16 requires the recognition of lease liabilities and right-of-use (ROU) assets for all leases except for the optional exemptions for low-value assets and short-term leases. The company will recognize the lease liability

48 2018 THIRD QUARTER Suncor Energy Inc.

at the present value of the remaining lease payments discounted using the company's incremental borrowing rate upon adoption of the new standard. Upon transition, the company will measure the ROU assets equal to the lease liability, adjusted by the amount of any prepaid payments or onerous contracts recognized in the December 31, 2018 consolidated financial statements.

The company continues with its implementation of an information technology solution, including uploading of data for identified leases into its leasing system. Contract categorization and review progress is meeting project plan timelines. New business processes and internal controls have been designed and are being implemented. Training and communication continues within the company for change management of adopting the new standard.

The company is expecting an estimated recognition of additional ROU assets and lease liabilities in the range of $1.7 billion to $1.8 billion, as of January 1, 2019. The difference between the asset and liability amounts will be related to any prepaids or onerous contracts which will be recorded as an adjustment to the ROU assets and any lease incentives will be recorded as an adjustment to retained earnings.

Consolidated Statements of Comprehensive Income:   Adoption of IFRS 16 will result in an increase to Depreciation, Depletion and Amortization expense due to the recognition of ROU assets, an increase to Financing expense from the unwinding of the discounted value of the lease liabilities and a decrease to Operating, Selling and General expense, Purchases of Crude Oil and Products and Transportation expense. Based on the company's expected leases at January 1, 2019, this standard will not have a material impact on consolidated net earnings.

Consolidated Statements of Cash Flows:   Due to the change in presentation of former operating lease expenses, Cash flow from operating activities will increase due to the decrease in Operating, Selling and General expense, Purchases of Crude Oil and Products and Transportation expense, partially offset by increased Financing expense, which represents an operating activity for the company. Cash flow from financing activities will decrease due to the addition of principal payments for former operating leases. The overall impact to cash flow for the company will be unchanged.

The impact of the adoption of IFRS 16 as of January 1, 2019 described above may change as the analysis of the impact assessment will continue during the remainder of 2018, change in incremental borrowing rate and foreign exchange rate, and new leases that are entered into prior to the implementation date.

2018 THIRD QUARTER Suncor Energy Inc. 49

4. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)

Revenues and Other Income

Gross revenues	3 498	2 354	949	766	6 722	5 046	4	11	11 173	8 177

Intersegment revenues	1 317	914	—	—	15	30	(1 332)	(944)	—	—

Less: Royalties	(161)	(82)	(165)	(132)	—	—	—	—	(326)	(214)

Operating revenues, net of royalties	4 654	3 186	784	634	6 737	5 076	(1 328)	(933)	10 847	7 963

Other (loss) income	(6)	(6)	(14)	1	1	48	35	—	16	43

	4 648	3 180	770	635	6 738	5 124	(1 293)	(933)	10 863	8 006

Expenses

Purchases of crude oil and products	378	135	1	—	4 765	3 620	(1 242)	(880)	3 902	2 875

Operating, selling and general	1 854	1 513	125	109	499	467	166	161	2 644	2 250

Transportation	308	199	20	21	34	26	(14)	(8)	348	238

Depreciation, depletion, amortization and impairment	1 077	859	240	236	171	161	16	25	1 504	1 281

Exploration	3	3	19	10	—	—	—	—	22	13

Gain on disposal of assets	(106)	(3)	—	—	(1)	(2)	—	—	(107)	(5)

Financing expenses (income)	62	40	17	—	(2)	2	8	(365)	85	(323)

	3 576	2 746	422	376	5 466	4 274	(1 066)	(1 067)	8 398	6 329

Earnings (Loss) before Income Taxes	1 072	434	348	259	1 272	850	(227)	134	2 465	1 677

Income Tax Expense (Recovery)

Current	155	67	161	119	292	217	(115)	(185)	493	218

Deferred	121	53	(30)	(21)	41	36	28	102	160	170

	276	120	131	98	333	253	(87)	(83)	653	388

Net Earnings (Loss)	796	314	217	161	939	597	(140)	217	1 812	1 289

Capital and Exploration Expenditures	770	1 340	245	189	180	159	11	7	1 206	1 695

50 2018 THIRD QUARTER Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)

Revenues and Other Income

Gross revenues	9 671	6 664	3 098	2 538	18 037	14 287	19	48	30 825	23 537

Intersegment revenues	2 923	2 462	—	—	36	55	(2 959)	(2 517)	—	—

Less: Royalties	(331)	(180)	(513)	(376)	—	—	—	—	(844)	(556)

Operating revenues, net of royalties	12 263	8 946	2 585	2 162	18 073	14 342	(2 940)	(2 469)	29 981	22 981

Other income (loss)	8	25	(68)	(22)	(20)	86	140	(5)	60	84

	12 271	8 971	2 517	2 140	18 053	14 428	(2 800)	(2 474)	30 041	23 065

Expenses

Purchases of crude oil and products	1 048	390	1	—	12 700	10 456	(2 944)	(2 498)	10 805	8 348

Operating, selling and general	5 574	4 641	348	321	1 457	1 418	497	386	7 876	6 766

Transportation	825	626	66	66	96	81	(30)	(18)	957	755

Depreciation, depletion, amortization and impairment	3 005	2 727	768	809	499	489	47	88	4 319	4 113

Exploration	30	9	43	69	—	—	—	—	73	78

Gain on disposal of assets	(107)	(4)	(162)	—	(5)	(454)	—	(97)	(274)	(555)

Financing expenses (income)	218	125	29	22	9	12	934	(630)	1 190	(471)

	10 593	8 514	1 093	1 287	14 756	12 002	(1 496)	(2 769)	24 946	19 034

Earnings (Loss) before Income Taxes	1 678	457	1 424	853	3 297	2 426	(1 304)	295	5 095	4 031

Income Tax Expense (Recovery)

Current	170	129	616	456	777	631	(321)	(407)	1 242	809

Deferred	262	(11)	(115)	(118)	90	23	43	252	280	146

	432	118	501	338	867	654	(278)	(155)	1 522	955

Net Earnings (Loss)	1 246	339	923	515	2 430	1 772	(1 026)	450	3 573	3 076

Capital and Exploration Expenditures	2 883	3 899	661	631	667	385	48	15	4 259	4 930

2018 THIRD QUARTER Suncor Energy Inc. 51

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the three months ended September 30	2018			2017
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	3 554	—	3 554	2 725	—	2 725

Bitumen	1 261	—	1 261	543	—	543

	4 815	—	4 815	3 268	—	3 268

Exploration and Production

Crude oil and natural gas liquids	488	458	946	263	498	761

Natural gas	—	3	3	1	4	5

	488	461	949	264	502	766

Refining and Marketing

Gasoline	3 120	—	3 120	2 429	—	2 429

Distillate	2 696	—	2 696	1 956	—	1 956

Other	921	—	921	691	—	691

	6 737	—	6 737	5 076	—	5 076

Corporate, Energy Trading and Eliminations

	(1 328)	—	(1 328)	(933)	—	(933)

Total Revenue from Contracts with Customers	10 712	461	11 173	7 675	502	8 177

For the nine months ended September 30	2018			2017
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	9 423	—	9 423	7 806	—	7 806

Bitumen	3 171	—	3 171	1 320	—	1 320

	12 594	—	12 594	9 126	—	9 126

Exploration and Production

Crude oil and natural gas liquids	1 454	1 631	3 085	998	1 517	2 515

Natural gas	3	10	13	9	14	23

	1 457	1 641	3 098	1 007	1 531	2 538

Refining and Marketing

Gasoline	8 428	—	8 428	6 632	—	6 632

Distillate	7 220	—	7 220	5 524	—	5 524

Other	2 425	—	2 425	2 186	—	2 186

	18 073	—	18 073	14 342	—	14 342

Corporate, Energy Trading and Eliminations

	(2 940)	—	(2 940)	(2 469)	—	(2 469)

Total Revenue from Contracts with Customers	29 184	1 641	30 825	22 006	1 531	23 537

52 2018 THIRD QUARTER Suncor Energy Inc.

5. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017

Energy trading activities

Unrealized gains (losses) recognized in earnings during the period	70	(38)	91	(18)

Losses on inventory valuation	(30)	(3)	(11)	(46)

Risk management activities(1)	(21)	(2)	(90)	32

Investment and interest income	9	86	48	140

Change in value of pipeline commitments and other	(12)	—	22	(24)

	16	43	60	84

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017

Equity-settled plans	8	8	38	41

Cash-settled plans	36	132	277	224

	44	140	315	265

7. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017

Interest on debt	230	218	673	704

Capitalized interest	(26)	(182)	(128)	(552)

Interest expense	204	36	545	152

Interest on partnership liability (note 15)	14	—	42	—

Interest on pension and other post-retirement benefits	14	14	43	44

Accretion	67	62	199	184

Foreign exchange (gain) loss on U.S. dollar denominated debt	(216)	(441)	402	(845)

Foreign exchange and other	2	6	(41)	(31)

Loss on extinguishment of long-term debt	—	—	—	87

Realized gain on foreign currency hedges	—	—	—	(62)

	85	(323)	1 190	(471)

During the second quarter of 2017, the company completed an early retirement of its US$1.250 billion (book value of $1.700 billion) long-term notes originally scheduled to mature on June 1, 2018 for US$1.344 billion ($1.830 billion), including US$31 million ($42 million) of accrued interest. In conjunction with the early retirement of the notes, the company also

2018 THIRD QUARTER Suncor Energy Inc. 53

realized gains of $62 million on foreign currency hedges resulting in an overall debt extinguishment loss of $25 million ($10 million after-tax).

8. INCOME TAXES

In the fourth quarter of 2017, the U.S. government enacted a decrease in the federal corporate tax rate from 35% to 21% effective January 1, 2018. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $124 million recognized in the fourth quarter of 2017.

In the fourth quarter of 2017, the Government of British Columbia substantively enacted an increase to the provincial corporate income tax rate from 11% to 12%. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $18 million.

9. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017

Net earnings	1 812	1 289	3 573	3 076

Dilutive impact of accounting for awards as equity-settled(1)	—	—	—	(1)

Net earnings – diluted	1 812	1 289	3 573	3 075

(millions of common shares)

Weighted average number of common shares	1 620	1 659	1 631	1 665

Dilutive securities:

Effect of share options	8	3	7	4

Weighted average number of diluted common shares	1 628	1 662	1 638	1 669

(dollars per common share)

Basic earnings per share	1.12	0.78	2.19	1.85

Diluted earnings per share	1.11	0.78	2.18	1.84

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and nine months ended September 30, 2017.

10. NORMAL COURSE ISSUER BID

On April 26, 2017, the company announced its intention to commence a normal course issuer bid (the 2017 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company was permitted to purchase for cancellation up to approximately $2.0 billion worth of its common shares between May 2, 2017 and May 1, 2018.

On May 1, 2018, the company announced its intention to renew the 2017 NCIB (the 2018 NCIB) to continue to repurchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company is permitted to purchase for cancellation up to approximately $2.15 billion worth of its common shares between May 4, 2018 and May 3, 2019.

During the third quarter of 2018, the company repurchased 16.8 million common shares under the 2018 NCIB at an average price of $52.77 per share, for a total repurchase cost of $889 million.

54 2018 THIRD QUARTER Suncor Energy Inc.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2018	2017	2018	2017

Share repurchase activities (thousands of common shares)

Shares repurchased	16 841	7 220	37 700	14 441

Amounts charged to

Share capital	272	116	609	233

Retained earnings	617	166	1 278	345

Share repurchase cost	889	282	1 887	578

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	September 30 2018	December 31 2017

Amounts charged to

Share capital	135	97

Retained earnings	283	180

Liability for share purchase commitment	418	277

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at September 30, 2018:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2017	(85)	(20)	(105)

Cash Settlements – (received) paid during the year	(41)	81	40

Unrealized gains (losses) recognized in earnings during the year (note 5)	91	(90)	1

Fair value outstanding at September 30, 2018	(35)	(29)	(64)

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2018:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	27	134	—	161

Accounts payable	(78)	(147)	—	(225)

	(51)	(13)	—	(64)

During the third quarter of 2018, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

From time to time, the company uses forward-starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at September 30, 2018, the company had no outstanding forward-starting interest rate swaps.

2018 THIRD QUARTER Suncor Energy Inc. 55

From time to time, the company also uses foreign exchange forwards to mitigate its exposure to the effect of future foreign exchange movements on future debt issuances or settlements. As at September 30, 2018, the company had no outstanding foreign exchange forwards.

Non-Derivative Financial Instruments

At September 30, 2018, the carrying value of fixed-term debt accounted for under amortized cost was $12.4 billion (December 31, 2017 – $12.1 billion) and the fair value was $14.0 billion (December 31, 2017 – $14.7 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2017 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development (ETFD). The partnership liability is recorded at amortized cost using the effective interest method. At September 30, 2018, the carrying value of the partnership liability accounted for under amortized cost was $479 million (December 31, 2017 – $483 million), with interest on the partnership liability partially offsetting distributions in the period.

12. PROVISIONS

Suncor's decommissioning and restoration provision decreased by $437 million for the nine months ended September 30, 2018. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 4.00% (December 31, 2017 – 3.70%) and the disposal of the company's mineral landholdings in northeast British Columbia (B.C.), partially offset by the acquisition of Mocal Energy Limited's 5% interest in Syncrude.

13. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

14. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwestern Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

15. EAST TANK FARM DEVELOPMENT (ETFD) PARTNERSHIP

The ETFD consists of bitumen storage, blending and cooling facilities, and connectivity to third-party pipelines and began operations on July 14, 2017. ETFD is solely responsible for moving the product of the Fort Hills joint operation to market. On November 22, 2017, the company completed the previously announced disposition of a 49% ownership interest in the ETFD to the FMFN and MCFN for gross proceeds of $503 million. Suncor retained a 51% ownership interest and remains as operator of the assets. The assets are held by a newly formed limited partnership, which has a non-discretionary obligation to distribute the variable monthly residual cash in ETFD to the partners. Therefore, the company has recorded a liability within Other Long-Term Liabilities to reflect the 49% non-controlling interest of the third parties. As a result, the company will continue to consolidate 100% of the results of the partnership.

16. FORT HILLS

On December 21, 2017, the Fort Hills partners resolved their commercial dispute and reached an agreement in which Suncor acquired an additional 2.26% interest in the Fort Hills project for consideration of $308 million. Teck Resources Limited (Teck) also acquired an additional 0.89% interest in the project as a result of the agreement.

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the

56 2018 THIRD QUARTER Suncor Energy Inc.

Fort Hills partners in December 2017. Teck also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31%, with Total E&P Canada Ltd.'s share decreasing to 24.58%.

17. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The preliminary purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018. Adjustments to estimates may be required.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $182 million to gross revenues and a $11 million net loss to consolidated net earnings from the acquisition date to September 30, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $30.89 billion and consolidated net earnings of $3.58 billion for the nine months ended September 30, 2018.

18. OTHER TRANSACTIONS

On September 29, 2018, Suncor along with the other working interest partners in the Joslyn Oil Sands Mining Project, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working interest partners received cash proceeds of $100 million ($36.8 million net to Suncor) upon closing with the remaining $125 million ($45.9 million net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

On March 23, 2018, Suncor completed an exchange of its northeast B.C. mineral landholdings, including associated production, and consideration of $52 million for a 37% equity interest in Canbriam Energy Inc. (a private natural gas company). The investment was recorded at $277 million and is accounted for using the equity method of accounting. As a result of the asset transfer, Suncor recognized a gain of $162 million in the Exploration and Production segment after eliminating a portion of the gain against the investment value.

2018 THIRD QUARTER Suncor Energy Inc. 57

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EXHIBIT 99.3